

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2015

Via e-mail
Peter Mester
Corporate Counsel
E.I. du Pont de Nemours and Company
1007 Market Street
Wilmington, DE 19898

      Re: The Chemours Company, LLC
                 Amendment No. 1 to Form 10-12B
                 Filed February 12, 2014
                 File No. 001-36794

Dear Mr. Mester:

We have reviewed the above-captioned filing and have the following comments.

Form 10-12B

General

1. Please refer to comment 1 in our letter dated January 14, 2014. Describe to us the items you sold to Syria in 2011 and 2012.

2. Please revise your registration statement to provide updated financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Exhibit 99.1

Information Statement Summary, page 1

3. We note that you have not provided any discussion of the risks faced by your company, other than a reference to your risk factors before the summary begins, and that you have not revised your summary to provide a more balanced presentation of your company. We further note that you do not provide any discussion regarding the challenges raised by or impact of your planned debt and credit rating, the cash distribution you will be making to DuPont, or your environmental liabilities. Please note that when we referenced these in comment 3 of our letter dated January 14, 2015 they were only examples. Please revise.

Our Strengths, page 2

Strong Cash Flow Generation, page 5

4. We note your response to comment 4 of our letter dated January 14, 2015 and the revision to your disclosure; however, as requested in our prior comment, please expand your discussion of your operating cash flows to convey the fact that notwithstanding the fact that you have generated strong operating cash flows, these cash flows have been declining since 2011.

Risk Factors, page 19

As a substantial percentage of our operations are conducted internationally, and we plan to grow … page 20

5. Please provide a discussion of the risks posed to your business by its current activities in Asia, Eastern Europe and Latin America, as well as your properties in those areas. Please also provide a discussion of the risks posed by your expansion plans in these areas. Please refer to comment 6 of our letter dated January 14, 2015.

The Distribution, page 36

Conditions to the Distribution, page 40

6. We note your supplemental response to comment 12 of our letter dated January 14, 2015. Please revise to disclose what notice will be given to shareholders if a condition is waived, amended, modified or if the spinoff is abandoned by DuPont.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

7. We note your revised disclosure on page 59 in response to comment 14 of our letter dated January 14, 2015. You currently provide a single sentence discussing trends and uncertainties that may prospectively affect one of your three segments. Please revise to provide a more thorough indication of management's views regarding the trends and uncertainties that you reasonably expect may materially impact your results of operations.

Overview

8. We note your revised disclosures provided in response to comment 15 of our letter dated January 14, 2015. We note that your manufacturing processes consume significant amounts of ore materials, hydrocarbons and energy which are dependent on oil and gas

pricing. The cost of these materials varies and variations in costs relating to these inputs can be significant. As previously requested, please expand your discussion of consolidated results and segment results to discuss these variations and how they impacted your operations from period to period.

9. We note your response to comment 16 of our letter dated January 14, 2015 and your revised disclosure. However, as previously requested, in light of the negative trend in net sales due to declines in selling prices in your fluoroproducts segment, during the nine months ended September 30, 2014 and the year ended December 31, 2013, please discuss any measures you are taking to address such declines and your expectations regarding future sales trends in your fluoroproducts segment. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Nine Months Ended September 30, 2014 compared to Nine Months Ended September 30, 2013, page 53

10. We note your response to comment 18 of our letter dated January 14, 2015. If material, please expand your disclosure to discuss the impact that your customer's election to exercise a buy-out option of a supply contract had on your cost of goods sold and/or your income before income taxes.

Liquidity and Capital Resources, page 61

11. We note your supplemental response to comment 23 of our letter dated January 14, 2015 to the effect that you had no material commitments for capital expenditures at the end of 2014. We note that you are still in the process of expanding your Altamira plant. Please advise.

12. We note your response to comment 24 of our letter dated January 14, 2015 and the revision to your disclosure; however, as requested in our prior comment, please specifically address that notwithstanding the fact that you have generated strong operating cash flows, there has been a significant negative trend in your cash flows from operations since 2011 which has continued through the nine months ended September 30, 2014.

Cash Flows, page 61

13. We note your response to comment 26 of our letter dated January 14, 2015. You indicate that the reduction in cash provided by operating activities resulting from net working capital changes related to inventory and trade accounts payable for raw materials was mainly the result of changes in timing and amount of ore purchased. As previously requested, please expand your disclosures to explain why the increase in accounts payable resulting from the timing and amount of ore purchased does not correlate to a similar increase in your inventory.

14. We note your response to comment 27 of our letter dated January 14, 2015 and the revision to your registration statement. Please expand your discussion regarding the impact of working capital items on the decrease in cash provided by operating activities in 2013, as compared to 2012, to also address the decrease in cash resulting from the increase in your accounts and notes receivable – trade, net.

Accounting Estimates, page 64

Valuation of Assets, page 64

15. We note your response to comment 28 of our letter dated January 14, 2015 as well as your revised disclosures. Please expand your disclosures to identify the lowest level(s) for which there are identifiable cash flows.   We note that these levels vary. Furthermore, we note that you have not identified the level at which you assess goodwill for impairment. Please refer to ASC 360-10-35-23 through 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Quantitative and Qualitative Disclosures about Market Risk, page 71

16. Please provide us with an analysis supporting your statement that "there are no quantitative disclosures required with respect to Item 305(a) of Regulation S-K." We note that you provide quantitative disclosure regarding your hedging activities with regard to various risks on page F-15.

Financial Statements, page F-1

General

17. We note your response to comment 43 of our letter dated January 14 2015. Please expand your disclosures under the caption, "Formation of a Holding Company Prior to Distribution" on page 37, to clarify that Chemours Company, LLC had no or nominal operations during the period from February 18, 2014 through December 31, 2014.

Note 8: Income Taxes, page F-19

18. We note your expanded disclosures provided in response to comment 53 of our letter dated January 14, 2015. While you have broadly explained why there can be changes in the mix of income and loss amongst the various foreign jurisdictions in which you operate, you have not provided any specific information regarding your material tax jurisdictions and how changes in their pre-tax earnings impacted your effective tax rate. Please explain to us your consideration of providing this additional disclosure. Such disclosures would have the objective of providing information about the quality of, and

potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

Note 17: Commitments and Contingent Liabilities, page F-27

(c) Litigation, page F-28

19. We note your response to comment 56 of our letter dated January 14, 2015, as well as your revised disclosures. Please revise your first paragraph to indicate whether it is probable, reasonable possible or remote that the potential resolution of your various proceedings will have a material adverse effect on Chemours combined financial position, liquidity, and results of operations.

20. We note your response to comment 57 of our letter dated January 14, 2015, as well as your revised disclosures and have the following additional comments:

    • As previously requested, please address this comment as it relates to your general litigation disclosure as well as your specific disclosure for asbestos; and

    • You indicate that it is reasonably possible that you could incur losses that will be significant to results of operations in the period recognized related to the other PFOA matters discussed. Please clarify what you mean by "significant".

(d) Environmental, page F-31
Pompton Lakes, page F-32

21. You indicate that it is reasonably possible that potential liability for remediation activities at Pompton Lakes could range up to $116 million and this could have a material impact on the liquidity of Chemours in the period recognized. Please expand your disclosure to clarify whether the additional reasonably possible loss could have a material adverse effect on your financial position and results of operations. Address this comment as it relates to your disclosures on page 70 as well.

Note 20: Segment Information, page F-35

22. We note your response to comment 59 of our letter dated January 14, 2015. Please disclose the fact that you have not presented segment assets and the reason for its exclusion. Refer to ASC 280-10-50-26.

       You may contact Dale Welcome at (202)551-3865 or Jeanne Baker at (202)551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202)551-3791 or me at (202)551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Brandon Van Dyke (*via e-mail*)
       Skadden, Arps, Slate, Meagher & Flom LLP